Filed Pursuant to Rule 433
Registration No. 333-233403-03

Entergy Mississippi, LLC

$135,000,000
First Mortgage Bonds,
3.85% Series due June 1, 2049

Final Terms and Conditions

November 13, 2019

Issuer:	Entergy Mississippi, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A (stable outlook) by S&P Global Ratings

Trade Date:	November 13, 2019

Settlement Date (T+4)(2):	November 19, 2019

Principal Amount:	$135,000,000, which will be part of the same series of First Mortgage Bonds issued on June 5, 2019

Interest Rate:	3.85%

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	December 1, 2019

Final Maturity Date:	June 1, 2049

Optional Redemption Terms:	Make-whole call at any time prior to December 1, 2048 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Qualified Reopening:	This offering of First Mortgage Bonds is expected to qualify as a “qualified reopening” of the First Mortgage Bonds issued on June 5, 2019 under U.S. Treasury regulations

Benchmark Treasury:	2.250% due August 15, 2049

Benchmark Treasury Price:	97-19

Benchmark Treasury Yield:	2.363%

Spread to Benchmark Treasury:	105 bps

Re-offer Yield:	3.413%

Price to Public:	108.010% of the principal amount (plus accrued interest from and including June 5, 2019 to and excluding the Settlement Date (such accrued interest totaling $2,367,750))

Net Proceeds Before Expenses:	$144,632,250 (exclusive of accrued interest from and including June 5, 2019 to and excluding the Settlement Date (such accrued interest totaling $2,367,750))

CUSIP / ISIN:	29366W AA4 / US29366WAA45

Joint Book-Running Managers:	BofA Securities, Inc. KeyBanc Capital Markets Inc. Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.

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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about November 19, 2019, which will be the fourth business day following the date hereof (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BofA Securities, Inc. toll-free at 1-800-294-1322, (ii) KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479, (iii) Mizuho Securities USA LLC toll-free at 1-866-271-7403 or (iv) SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.